NYSE Alternext US LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

March 4, 2009

NYSE Alternext US LLC (the “Exchange” or “NYSE Alternext US”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Apex Silver Mines Limited

Common Stock, $0.01 Par Value

Commission File Number – 001-13627

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to Section 1003(a)(iv) of the NYSE Alternext US LLC Company Guide (the “Company Guide”) which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature; and Section 1003(c)(iii) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, securities of an issuer whenever advice has been received, deemed by the Exchange to be authoritative, that the security is without value.

2.

The Common Stock (the “Common Stock”) of Apex Silver Mines Limited (the “Company” or “Apex Silver”) does not qualify for continued listing for the following reasons:

(a)

The Company reported a working capital deficit of $594.8 million and a cash balance of approximately $34 million in its Form 10-Q for the period ended September 30, 2008.  Based on the Company’s cash burn rate of approximately $6.8 million per month, Staff estimated that the Company only had enough cash to fund operations until February 2009.  The Company was also not in compliance with its Tangible Net Worth covenant under its $225 million credit facility arranged by BNP Paribas and Barclays Capital, and funded by a group of international financial institutions.

(b)

On January 12, 2009, the Company and its wholly-owned subsidiary, Apex Silver Mines Corporation filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York.  The Company’s existing shareholders would receive no distributions under the plan of reorganization.

(c)

The Company did not submit a plan to the Exchange detailing an ability to regain compliance with the Exchange’s continued listing standards as required by Section 1009(c) of the Company Guide and therefore is subject to delisting.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On December 19, 2008, the Company was notified by the NYSE Alternext US that following a review of its Form 10-Q for the period ended September 30, 2008, Apex Silver was not in compliance Section 1003(a)(iv) of the Company Guide, in that it had sustained losses which were so substantial in relation to its overall operations or its existing financial resources, or its financial condition had become so impaired that it appeared questionable, in the opinion of the Exchange, as to whether the company would be able to continue operations and/or meet its obligations as they mature. In accordance with Section 1009 of the Company Guide, Apex Silver was given the opportunity to submit a plan by January 19, 2009, outlining its plan to regain compliance with the Exchange’s continued listing standards.  In determining the appropriate plan period to give the Company, Staff applied Commentary .01 of Section 1009 of the Company Guide which states that Staff may establish a time period of less than 18 months to regain compliance based on the nature and severity of the particular listing deficiency.  Specifically, Staff determined that a six-month time period to regain compliance was appropriate given the Company’s financial impairment.

(b)

The Company did not submit a plan to the Exchange detailing an ability to regain compliance with Section 1003(a)(iv) of the Company Guide as required by Section 1009(c) of the Company Guide, nor was there any information publicly available indicating that the Company had regained compliance with the continued listing standards.

(c)

On January 26, 2009, the Exchange notified Apex Silver that it had determined to initiate immediate delisting proceedings against the Company due to: (i) Apex Silver’s failure to submit a plan; (ii) the Company filing a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York; and (iii) the Company becoming subject to Section 1003(c)(iii) of the Company Guide (the “Staff Determination”).

(d)

Pursuant to Sections 1203 and 1009(d) of the Company Guide, Apex Silver was given a limited right to appeal the Staff Determination by requesting an oral hearing or a hearing based on a written submission before a Listing Qualifications Panel (a “Panel”) within seven days of the Staff Determination, or by February 2, 2009.

(e)

The Company did not appeal the Staff Determination within the requisite time period or thereafter and has not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com.  Further, a copy of this application has been forwarded to Mr. Gerald J. Malys, Senior Vice President & Chief Financial Officer of Apex Silver Mines Limited.

/s/

Janice O’Neill

Senior Vice President—Corporate Compliance

NYSE Alternext US LLC